FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 3, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS’ Extraordinary General Meeting Results

October 3, 2008

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the decisions of the Extraordinary General Meeting of Shareholders (EGM) held earlier today.

The Meeting adopted the following resolutions:

•                  To elect the following persons to the MTS Board of Directors (BoD):

•                  Mr. Anton Abugov, First Vice-President, Head of Strategy and Development, Sistema;

•                  Mr. Alexey Buyanov, Senior Vice President, Head of Financial Group, Sistema;

•                  Mr. Daniel Crawford, independent director;

•                  Mr. Sergei Drozdov, Senior Vice President, Head of the Property Group, Sistema;

•                  Ms. Tatiana Yevtoushenkova, Advisor to the President of Sberbank;

•                  Mr. Mohanbir Gyani, independent director;

•                  Mr. Paul Ostling, independent director;

•                  Mr. Vitaliy Savelyev, First Vice President, Head of Telecommunications Asset Management Division, Sistema;

•                  Mr. Mikhail Shamolin, President and CEO of MTS.

As the result, the Company’s BoD has increased from seven to nine members of which three are now independent. The change in the number of directors was completed in accordance with the Russian law that requires companies with more than 10,000 registered shareholders to have no less than nine Board members;

•                  To approve new wording of the Statute on MTS’ Board of Directors;

•                  To approve new wording of the Statute on MTS’ Executive Board;

•                  To approve supplements and amendments to be entered into the Company’s Charter.

At a subsequent meeting of the new Board of Directors, Mr. Vitaliy Savelyev was named Chairman of the Board with Mr. Sergei Drozdov becoming Vice Chairman. Mr. Daniel Crawford was appointed Chairman of the Company’s Audit Committee and the Remuneration and Appointments Committee; Mr. Mohanbir Gyani and Mr. Paul Ostling were elected as members of the two Committees.

* * *

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

* * *

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 87.26 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: October 3, 2008